UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Burlington Coat Factory Warehouse Corp.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

121579 10 6
(CUSIP Number)

October 1, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant which this Schedule is filed:

 Rule 13d-1(b)

☒ Rule 13d-1(c)

 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Paul Tang, as Trustee of the Henrietta Milstein 2000 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:		United States

	Number Of	5.	Sole Voting Power:	16,098
	Shares Beneficially
	Owned by	6.	Shared Voting Power:	2,400,000
	Each
	Reporting	7.	Sole Dispositive Power:	16,098
	Person
	With	8.	Shared Dispositive Power:	2,400,000

9.	Aggregate Amount Beneficially Owned By Each Reporting Person:			2,416,098 Shares

10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain
	Shares (See Instructions) ☒

11.	Percent Of Class Represented By Amount In Row (9)			5.4%

12.	Type Of Reporting Person (See Instructions):			IN

CUSIP NO. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	Henrietta Milstein 2000 Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:		New Jersey

	Number Of	5.	Sole Voting Power:	None
	Shares Beneficially
	Owned by	6.	Shared Voting Power:	2,400,000
	Each
	Reporting	7.	Sole Dispositive Power:	None
	Person
	With	8.	Shared Dispositive Power:	2,400,000

9.	Aggregate Amount Beneficially Owned By Each Reporting Person:			2,400,000 Shares

10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain
	Shares (See Instructions) ☒

11.	Percent Of Class Represented By Amount In Row (9)			5.4%

12.	Type Of Reporting Person (See Instructions):			OO

CUSIP NO. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	MH Family LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:		Delaware

	Number Of	5.	Sole Voting Power:	None
	Shares Beneficially
	Owned by	6.	Shared Voting Power:	2,400,000
	Each
	Reporting	7.	Sole Dispositive Power:	None
	Person
	With	8.	Shared Dispositive Power:	2,400,000

9.	Aggregate Amount Beneficially Owned By Each Reporting Person:			2,400,000 Shares

10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain
	Shares (See Instructions) ☒

11.	Percent Of Class Represented By Amount In Row (9)			5.4%

12.	Type Of Reporting Person (See Instructions):			OO

CUSIP NO. 121579 10 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	MHLAS Limited Partnership Number One

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
				(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:		Delaware

	Number Of	5.	Sole Voting Power:	None
	Shares Beneficially
	Owned by	6.	Shared Voting Power:	2,400,000
	Each
	Reporting	7.	Sole Dispositive Power:	None
	Person
	With	8.	Shared Dispositive Power:	2,400,000

9.	Aggregate Amount Beneficially Owned By Each Reporting Person:			2,400,000 Shares

10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain
	Shares (See Instructions) ☒

11.	Percent Of Class Represented By Amount In Row (9)			5.4%

12.	Type Of Reporting Person (See Instructions):			PN

Item 1 (a) Name of Issuer
Burlington Coat Factory Warehouse Corporation

Item 1 (b) Address of Issuer's Principal Executive Offices:
1830 Route 130
Burlington, New Jersey 08016

Item 2 (a) Name of Persons Filing(1):
Paul Tang, as Trustee of the Henrietta Milstein 2000 Revocable Trust ("PT")
Henrietta Milstein 2000 Revocable Trust ("2000 Trust")
MH Family LLC ("MHLLC")
MHLAS Limited Partnership Number One ("MHLAS")

Item 2 (c) Citizenship:
PT is a citizen of the United States.
The 2000 Trust was organized in New Jersey.
MHLLC and MHLAS were organized in Delaware.

Item 2 (d) Title of Class of Securities:
Common Stock, par value $1.00 per share

Item 2 (e) CUSIP Number: 121579 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a: Not Applicable.

Item 4. Ownership.

Ordinary Shares
(a) Amount Beneficially Owned(1)(2)(3):	2,416,098
(b) Percent of Class:	5.4%
(c) Number of shares as to which such person has(1)(2)(3):
(i) sole power to vote or to direct the vote:	16,098
(ii) shared power to vote or to direct the vote:	2,400,000
(iii) sole power to dispose or to direct the disposition of:	16,098
(iv) shared power to dispose or direct the disposition of:	2,400,000

__________________

(1)     MHLAS and MHLLC previously reported the ownership of the shares of Common Stock listed herein pursuant to a Schedule 13D that they jointly filed with Mrs. Henrietta Milstein who was formerly the trustee of the 2000 Trust. Mrs. Milstein died on August 17, 2001. PT's appointment as successor trustee of the 2000 Trust was confirmed on October 1, 2001.

(2)     Includes 2,400,000 shares of Common Stock owned by MHLASLP. Each of MHLLC, as the general partner of MHLAS, the 2000 Trust as the controlling member of MHLLC and PT as the trustee of the 2000 Trust, may be deemed to share voting and dispositive power with respect to these shares, but they disclaim beneficial ownership of such shares.

(3)     Includes (i) 14,900 shares of Common Stock issuable upon the exercise of presently exercisable options owned by PT and (ii) 1,198 shares of Common Stock held indirectly by PT through the Burlington Coat Factory Warehouse Corporation 401(k) Profit Sharing Plan.

Item 5. Ownership of Five Percent or Less of a Class      [  ]

Item 6. Ownership of More than Five Percent on Behalf of another Person.
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2001

/s/ Paul Tang
PAUL TANG

HENRIETTA MILSTEIN 2000 REVOCABLE TRUST

By:/s/ Paul Tang
Paul Tang, Trustee

MH FAMILY LLC

By: Henrietta Milstein 2000 Revocable Trust
(Member)

By:/s/ Paul Tang
Paul Tang, Trustee

MHLAS LIMITED PARTNERSHIP NUMBER ONE
By: MH Family LLC
(General Partner)

By: Henrietta Milstein 2000 Revocable Trust
(Member)

By:/s/ Paul Tang
Paul Tang, Trustee

Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.

Dated:  October 5, 2001

/s/ Paul Tang
PAUL TANG

HENRIETTA MILSTEIN 2000 REVOCABLE TRUST

By:/s/ Paul Tang
Paul Tang, Trustee

MH FAMILY LLC

By: Henrietta Milstein 2000 Revocable Trust
(Member)

By:/s/ Paul Tang
Paul Tang, Trustee

MHLAS LIMITED PARTNERSHIP NUMBER ONE

By: MH Family LLC
(General Partner)

By: Henrietta Milstein 2000 Revocable Trust
(Member)

By:/s/ Paul Tang
Paul Tang, Trustee